

December 6, 2011

<u>Via Facsimile</u>
Alan J. Keifer
Vice President and Controller
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

> **Re: Baker Hughes Incorporated**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 4, 2011**
> **File No.: 1-09397**

Dear Mr. Keifer:

We have reviewed your response letter dated October 20, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K/A for Fiscal Year Ended December 31, 2010</u>

<u>Financial Statements, page 37</u>

<u>Note 4 – Segment Information, page 50</u>

1.   It appears that you frequently refer to the impact of products and services at a more granular level than the product and service groupings provided in your segment footnote to help explain fluctuations in your operating results in the Management's Discussion and Analysis section of your periodic filings. Similarly, we note that you refer to products and services in more detail in your operating results news releases and earnings calls. For example, the items you refer to include directional drilling systems, drilling fluids, completion product lines, production-related oilfield chemicals, artificial lift products and services, completion equipment, drill bits, pressure pumping, wireline services, and cementing. Please explain to us why the need to reference these products and services in

Alan J. Keifer
Baker Hughes Incorporated
December 6, 2011
Page 2

explaining your results of operations in Management's Discussion and Analysis and other places is consistent with your judgments and conclusions related to your evaluation of the requirements of FASB ASC 280-10-50-40.

You may contact Michael Fay at 202-551-3812 if you have questions regarding the comment and related matters. Please contact me with any other questions at 202-551-3311.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief